Filed by SunCoke Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunCoke Energy Partners, L.P.

Commission File No.: 001-35782

The following is a transcript of remarks made during the quarterly earnings conference call held by SunCoke Energy, Inc. (“ SXC ”) held at 8:30 am EDT on April 24, 2019 and archived for replay in the “Investors” section of SXC’s website at http:// www.suncoke.com . In addition to SXC’s first quarter and full-year 2019 earnings, SXC representatives also discussed the proposed stock-for-units merger transaction pursuant to which SXC intends to acquire all the outstanding common units representing limited partnership interests in SunCoke Energy Partners, L.P. (“ SXCP ”) not already owned by SXC. References to slides in the following remarks relate to the slide presentation filed as Exhibit 99.2 to SXC’s Current Report on Form 8-K, filed on April 24, 2019 pursuant to Rule 425, and incorporated herein by reference in its entirety.

Transcript of Remarks from SunCoke Energy, Inc. Financial Analyst Conference Call

CALL PARTICIPANTS

Executives : Andy Kellogg Treasurer & Director of Investor Relations Fay West Senior VP & CFO Michael G. Rippey President, CEO & Director	Analysts : Mark Andrew Levin Seaport Global Securities LLC, Research Division Daniel B. Riley FBR, Inc., Research Division Matthew Wyatt Fields BofA Merrill Lynch, Research Division

Operator

Good morning. My name is Carol, and I will be your operator today. At this time, I would like to welcome everyone to the SunCoke Energy, Inc.’s Q1 2019 Earnings Call. [Operator Instructions]

At this time, I would like to turn the call over to Andy Kellogg, Treasurer and Director of Investor Relations. Mr. Kellogg, please go ahead.

Andy Kellogg

Treasurer & Director of Investor Relations

Good morning, and thank you for joining us this morning to discuss SunCoke Energy’s first quarter 2019 earnings. With me are Mike Rippey, President and Chief Executive Officer; and Fay West, Senior Vice President and Chief Financial Officer.

Following management’s prepared remarks, we’ll open the call for Q&A. This conference call is being webcast live on the Investor Relations section of our website, and a replay will be available later today. If we don’t get to your questions on today’s call, please feel free to reach out to our Investor Relations team.

Before I turn things over to Mike, let me remind you that the various remarks we make on today’s call regarding future expectation constitute forward-looking statements. The cautionary language regarding forward-looking statements in our SEC filings apply to the remarks we make today. These documents are available on our website as are reconciliations to any non-GAAP financial measures discussed on today’s call.

In terms of our upcoming Investor Relations conference schedule, we’ll be attending the B. Riley FBR Institutional Conference on May 22 and May 23 in Los Angeles and the Jefferies Steel & Metals Summit in New York on June 17.

With that, I’ll now turn things over to Mike.

Michael G. Rippey

President, CEO & Director

Thanks, Andy. Good morning, and thank you all for joining us on this morning’s call.

Beginning on Slide 4. We are pleased with the operational performance that our team delivered in the quarter despite adverse weather conditions, including the wettest winter on record and historically cold temperatures, which presented challenges for both our coke and logistics businesses.

As you know, all of our plans are exposed to a variety of weather conditions, every day, 365 days a year. We take a number of precautionary steps to ensure that we are prepared for inclement weather, including extensive employee training and winterization of our assets. This preparation and safeguarding of our employees and assets allowed us to continue to operate safely during extreme weather events like the polar vortex, which we experienced this winter, with only limited impact.

On the coke side, we experienced a slight decrease in production versus our expectations and lower coal-to-coke yields. At Convent, high water on the Mississippi added additional cost for the quarter. Despite these challenges, we are off to a good start and are making progress towards achieving our 2019 objectives.

We achieved record-setting first quarter performance with adjusted EBITDA of $67.3 million, a 5% improvement year-over-year. The quarter benefited from strong performance in our Coke segment, with an increase in production of over 40,000 tons compared to the prior year period. Significant production improvement is primarily attributable to the operating performance of our rebuilt ovens at the Indiana Harbor.

During the quarter, we began work on the final phase of our Indiana Harbor rebuild campaign and anticipate our first group of ovens will be back in service in June. As a reminder, this final phase includes rebuilds of the remaining 57 B-battery ovens.

While still early, we are on schedule and on budget and anticipate completing the rebuild program by the end of the year. After this year, we will have completed rebuilds of all 268 ovens and expect the facility to be back at 1.22 million tons of nameplate capacity in 2020.

Turning to the balance sheet, we continued execution of our deleveraging initiative and anticipate paying down debt over the balance of the year. We expect to achieve our consolidated gross leverage target of 3x by year-end. Lastly, with a strong start to the year, we are well positioned to achieve our fiscal year 2019 guidance targets.

Before I turn it over to Fay to review our first quarter earnings, we wanted to provide an update on the progress we have made on the Simplification Transaction.

On Slide 5, you will see that our team filed the S-4 registration statement with the SEC in early March. We anticipate setting a record date in May for SXC shareholders to vote on the transaction during our June special meeting. Following the approval of our shareholders, we anticipate closing the transaction late in the second or early third quarter.

As we discussed on our last call, we strongly believe that simplification creates immediate and long-term value for SunCoke stakeholders. The simplified and consolidated ownership structure will be able to unlock the full potential of the enterprise, which provides numerous benefits to SXC investors.

Importantly, the merger streamlines our corporate structure, creates a larger stand-alone operating company with increased float and trading liquidity, generates immediate cash flow accretion to shareholders, lowers our cost of funding and better positions us to execute our strategic growth initiatives and return capital to shareholders.

We look forward to the successful close of this transaction and realizing the benefits to drive significant value for all SunCoke stakeholders.

With that, I’ll turn it over to Fay to review our first quarter earnings. Fay?

Fay West

Senior VP & CFO

Thanks, Mike, and good morning, everyone.

Turning to Slide 6. Our first quarter net income attributable to SXC was $0.15 per share. EPS was up $0.02 versus the prior year period as strong operating performance from our Coke segment was partially offset by higher depreciation expense.

From an adjusted EBITDA perspective, we finished the first quarter at $67.3 million, up 5% versus 2018. The increase is primarily driven by higher sales volumes at Indiana Harbor.

Moving on to the detailed adjusted EBITDA bridge on Slide 7. We are pleased with the strong performance in the first quarter. And as you can see, consolidated adjusted EBITDA is up $3.3 million over the prior year. Our Coke segment performed well this quarter. These results reflect a $2.6 million adjusted EBITDA improvement due to increased volumes. We continue to see a sustained operating performance from rebuilt ovens at Indiana Harbor, which is the primary driver of this increase in production.

Coke results also benefited from the timing and scope of planned outages. We did not have any planned outages in the first quarter of 2019 as we did in the prior year period, but we will perform normal routine maintenance work and upgrade work on our heat recovery steam generators and flue gas desulfurization systems across our facilities throughout the year.

This work, which will benefit the long-term reliability and operational performance of our assets, was built into our full year guidance. These improvements began in the second quarter and will impact quarter-over-quarter comparability.

The Coke segment also benefited this quarter from higher met coal prices and favorable coal cost reimbursements at Jewell. As a reminder, while we do pass through the cost of coal to our customers, we generate incremental adjusted EBITDA from higher coal prices due to improved yield gain calculations.

As Mike referenced, partially offsetting the higher coal prices was lower coal-to-coke yields. In periods of heavy rainfalls, the moisture content of coal used for coke production increases above normal level. The elevated coal moisture levels adversely affected our coal-to-coke yield and, in turn, reduced adjusted EBITDA in the quarter.

Logistics segment was down $900,000 as compared with the first quarter of 2018. The solid increase in transloading revenue at our domestic terminals was offset by lower throughput volumes and increased cost at CMT.

The significant rainfall throughout the country contributed to high water levels on the Mississippi River, which added about $500,000 in incremental cost above the prior year. When adding in the slightly favorable results in corporate and other, we are off to a solid start with $67.3 million of adjusted EBITDA in Q1.

Looking at Domestic Coke results in detail on Slide 8. First quarter adjusted EBITDA per ton was $58 on over one million tons of production. These results reflect an increase of over 40,000 tons of coke production across the fleet. EBITDA per ton and production also benefited from the previously discussed favorable coal cost recovery at Jewell and the absence of outage work during this quarter.

The biggest single increase of production versus the prior year comes from Indiana Harbor. A strong operating performance from the rebuilt ovens drove a 22,000-ton increase in production.

As previously discussed, we started work on the final phase of our Indiana Harbor rebuild campaign in the first quarter. We are currently rebuilding 17 of the 57 ovens and anticipate our first group of ovens will be back in service in June.

We remain well positioned to achieve our full year 2019 Indiana Harbor guidance of approximately $22 million on 1.025 million tons of coke production. Overall, we are on track to achieve our full year Domestic Coke adjusted EBITDA per ton and production guidance.

Moving to Slide 9 to discuss our logistics business. Our logistics business generated $12.7 million of adjusted EBITDA during the first quarter, a slight decrease over the prior year period as a result of the aforementioned adverse weather. We anticipate additional expenses in Q2 related to high water at CMT. However, we expect the second half of the year to normalize.

Our domestic logistics terminals experienced steady growth in volume, up approximately 350,000 tons as compared to the prior year period. Transloading revenue was up $1.6 million as we realized increased volumes at both KRT and Lake Terminal. CMT contributed $10 million of adjusted EBITDA on 2.1 million tons in the quarter.

First quarter adjusted EBITDA does not include $3.9 million of deferred revenue, which will be recognized this year in the fourth quarter.

Looking forward, given the forward-pricing curve of the export coal market, we anticipate our customers will export less tons than was originally forecasted. We are reducing Convent’s full year throughput volumes to 8 million to 10 million tons from 11.5 million tons. This includes approximately 1 million tons of merchant business.

As a reminder, there is limited EBITDA impact from the reduced base volumes due to the nature of our take-or-pay contracts. Any deferred revenue related to our coal export customers is recognized typically in the fourth quarter if the throughput tons are below our 10 million-ton contract. Therefore, we remain solidly on track to achieve our logistics adjusted EBITDA guidance of $73 million to $75 million in 2019.

Turning to Slide 10 and looking at our liquidity position for Q1, as you can see on the chart, our consolidated cash balance ended at $144 million. CapEx was $20 million during the quarter, which included approximately $5 million of Indiana Harbor oven rebuild work and approximately $3 million related to the Granite City gas-sharing project. We are in the final stages of the Granite City gas-sharing project and expect to complete the project by the end of the second quarter.

In the quarter, we continued to pay down debt and expect additional deleveraging over the balance of the year. We expect to achieve our consolidated gross leverage target of 3x by the end of 2019. In total, we ended the quarter with a strong liquidity position of over $400 million.

With that, I will turn it back over to Mike.

Michael G. Rippey

President, CEO & Director

Thank you, Fay. Wrapping up on Slide 11. We remain focused on our operational execution, maximizing the capabilities and performance of our coke and logistics assets, ensuring the successful execution of this year’s oven rebuild campaign in Indiana Harbor.

Additionally, as you have heard this morning, we continue to make good progress on the Simplification Transaction and are targeting closing the transaction late in the second quarter or early third quarter. Also, we continue to pursue our organic and M&A growth strategies, focused on expanding within business verticals that closely align with our core competencies where our knowledge and expertise can create additional value for our shareholders.

Finally, we are continuously focused on executing on our commitments to shareholders by achieving our full year 2019 targets and remain on track to do so after a strong start in Q1.

With that, we can open up the call for Q&A.

Question and Answer

Operator

[Operator Instructions] Our first question comes from Matthew Fields from Bank of America Merrill Lynch.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Thanks for the updated guidance on Convent Marine Terminal and the expected throughput. I just wanted to dig in a little bit on that. So the API2 price really started crashing in March. So at a 2.1 million tons for the first quarter, you’re kind of at the bottom of that new throughput guidance. If prices stay at about $60 a ton, where presumably the netback is not favorable to ILP producers, do you see risk to that 8- to 10-million ton guidance?

Michael G. Rippey

President, CEO & Director

Well, Matt, this is Mike. Thanks for your question. We’re comfortable with the guidance. And we can’t speculate of course on the future. The forward curve for the API2 was quite a bit higher than the current prices. So you’re correct in your assessment that the current low price makes it difficult for our customers. But looking forward, there are indications of higher prices, but we are comfortable with our guidance given the current pricing level as well as expectations going forward.

Fay West

Senior VP & CFO

And it’s important to remember that there’s a limited EBITDA impact from the reduced base volumes due to the nature of our contract. So we will — we recorded deferred revenue here in the quarter. But what we’ll see is we’ll recognize that in the fourth quarter if our throughput tons are lower than 10 million tons on those base volumes. And also just to add, there’s about 1 million tons of merchant volume in that estimate that we’ve provided.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay. Great. That’s very helpful. And then so if you’re sort of on poise — on track to achieve 3x leverage by the end of 2019, are we then to assume kind of after that and after the Simplification Transaction there will be some kind of portfolio augmentation through M&A? And if there is, what kind of what leverage do you feel comfortable taking the balance sheet up to in search of that portfolio augmentation?

Michael G. Rippey

President, CEO & Director

Well, the answer to the first part of your question is yes, we will, as we’ve indicated, pursue both organic growth opportunities and we’ll look to grow through M&A initiatives as well. We’ve targeted 3x, and that’s where we’d like to be, not only at the end of this year but in years to come. We might, on a very temporary basis, depending upon the opportunity that’s in front of us, take it up on a temporary basis. But we believe that with the cash flows that will be available through the company post-Simplification, that we’ll be able to digest some pretty good opportunities without having to concern ourselves or our investors with leverage that is well in excess of 3 for any prolonged period of time.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Do you have an upper limit on that temporary leverage level, like a number behind that? Or...

Michael G. Rippey

President, CEO & Director

No. It will be very situational, depending with — depend on the opportunity and the cash flows available from the opportunity, the time frames that those cash flows might be available to us. So I couldn’t speak to that without having a specific opportunity in front of us.

Operator

Our next question comes from Mark Levin from Seaport Global.

Mark Andrew Levin

Seaport Global Securities LLC, Research Division

Okay. Congratulations on a very good start to the quarter. It sounded like weather didn’t make it easy on you. Two quick questions. The first is assuming — it sounds like this year you will focus on paying down debt, getting down to that 3x leverage ratio, getting the — hopefully, getting the Simplification Transaction closed. But when you think about 2020 and you look at where — how much free cash the enterprise will be generating, I think you mentioned looking at organic and potential M&A opportunities. Given where the stock is right now and where the free cash flow is, I mean, how do you weigh the opportunity to return cash to shareholders either through a buyback given where the stock is versus those M&A opportunities?

Michael G. Rippey

President, CEO & Director

Well, clearly, something like a buyback would be a Board-level decision. We have indicated post-Simplification that we’re going to institute a common dividend, $0.24, for common shareholders. So there’ll be some distribution to the C-corp shareholder post-close depending upon the portfolio of opportunities that’s in front of us. It would influence, in some ways, a further return of capital to shareholders.

But recall that we’re going to be quite disciplined in our approach to growth. And we’re only going to pursue those opportunities, which are additive to our shareholders as well. So we’re going to pursue profitable growth opportunities that are well in excess of our cost to capital.

So we’ve got some deleveraging activity to complete, which you’ve mentioned. We’re going to institute a common dividend, and then we’ll pursue both growth and other avenues to return capital to shareholders in a way that’s profitable to them.

Mark Andrew Levin

Seaport Global Securities LLC, Research Division

Now that makes sense. So I appreciate it. And then just as a reminder, so the take-or-pay contract that you guys have with Murray/Foresight, when does that contract expire? And how do you think about a world in which API2 prices may not be $80 or $75 or higher in perpetuity?

Fay West

Senior VP & CFO

So the contract expires for the 10 million tons in 2022, and then there’s 4 million tons in 2023. I think you see kind of volatility in the pricing as we’ve seen kind of recently in the recent past as well. It’s very hard to say where the — where pricing will be long term. But I mean, if you look at forward curve, it’s in the mid-70s, and that’s out to 2020.

So I think as you well know, Mark, there’s a demand in the export market, and there’s a balancing aspect to kind of coal producers as far as what they put into the domestic market versus the export market. And I think the long-term opportunities still exist at Convent.

Michael G. Rippey

President, CEO & Director

I think that’s fair to say. And to add to what Fay said, we believe our customers have advantaged cost positions with regards to global supply. So the price will settle out where it does. Internationally, there should continue to be high levels of demand for thermal coal, and low-cost producers will participate in that demand. So our customers, notwithstanding the current anomalies in prices, are well positioned for that.

Operator

Our next question comes from Lucas Pipes from B. Riley FBR.

Daniel

B. Riley FBR, Inc., Research Division

This is Dan on for Lucas. I just have a quick modeling question related to the Indiana Harbor rebuild. So your 1.22 million ton run rate annually comes up about a little over 300,000 tons quarterly. So is that something we should be thinking about as a fourth quarter event, like maybe second half of fourth quarter? I know you’re aiming to have that by the end of the year.

Fay West

Senior VP & CFO

So the 1.22 million run rate is something that you should model for 2020. We will be rebuilding the remaining 57 ovens at Indiana Harbor throughout the year. We plan on being done with that by the end of the year, sometime in the fourth quarter. So we’ll exit the year at that run rate, but you’re not going to see that production in the fourth quarter of 2019.

Daniel

B. Riley FBR, Inc., Research Division

Okay. So there should be a decent jump from 4Q ‘19 to 1Q ‘20 in the run rate?

Fay West

Senior VP & CFO

Yes.

Michael G. Rippey

President, CEO & Director

Look, I think the best way to look at it is year-over-year. We’ve given guidance for 2019 and 2020. There’s ovens coming out of service to be rebuild. There’ll be ovens coming back into service as they’re rebuilt. They’ll be warming up. So there’s a lot of activity throughout 2019. So the best way for me to think about ‘19 is just to look at the total for 2019 and compare that to 2020 if you’re looking to model it.

Operator

I’ll turn the call back over to the presenters for any closing remarks.

Michael G. Rippey

President, CEO & Director

Given there’s no additional questions, we’d like to thank you all again for participating in our call this morning and your continued interest in SunCoke. As always, our team is available to you, and we’ll look forward to seeing you all when we’re out on the road coming up soon. So thanks again.

Operator

This concludes today’s conference. You may now disconnect.

IMPORTANT NOTICE TO INVESTORS

SXCP and SXC previously have announced the execution of a definitive merger agreement for the acquisition by SXC of all publicly held common units of SXCP. SXC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a draft joint prospectus/consent statement/proxy statement of SXC and SXCP. Once the SEC has completed its review of this filing and declared it effective, SXC and SXCP security holders are urged to read the definitive joint prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors may obtain a free copy of the draft joint prospectus/consent statement/proxy statement at any time and will be able to obtain a free copy of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as copies of the filings with the SEC that will be incorporated by reference in such definitive joint prospectus/consent statement/proxy statement, can be obtained, without charge by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations.

The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint definitive prospectus/consent statement/proxy statement, when available, and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this communication constitute “forward-looking statements.” Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXCP) that could cause actual results to differ materially.

Such risks and uncertainties include, but are not limited to, domestic and international economic, political, business, operational, competitive, regulatory, and/or market factors affecting SXCP, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXCP; and changes in tax, environmental and other laws and regulations applicable to SXCP’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXCP management, and upon assumptions by SXCP concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. SXCP does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this press release except as required by applicable law.

SXCP has included in its filings with the Securities and Exchange Commission cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXCP. For information concerning these factors, see SXCP’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXCP’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.